UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Changes in the Number of Shares Owned by the Largest Shareholder of KB Financial Group Inc.

On August 18, 2025, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had decreased from 33,064,648 shares of common stock, representing 8.40% of 393,528,423 total shares of KB Financial Group as of May 12, 2025, to 31,844,527 shares of common stock, representing 8.35% of 381,462,103 total shares based on the shareholder registry of KB Financial Group as of August 11, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 18, 2025	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer